Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 30, 2007, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Lazard Frères & Co. LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
Coley Pharmaceutical Group, Inc.
at
$8.00 Net Per Share
by
Corvette Acquisition Corp.
an Indirect Wholly Owned Subsidiary
of
Pfizer Inc.

Corvette Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), offers to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of Coley Pharmaceutical Group, Inc., a Delaware corporation (the “Company”), at a price of $8.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 28, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 15, 2007, (the “Merger Agreement”), by and among Pfizer, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable law of Germany regulating merger control or competition and any other applicable foreign laws regulating antitrust or competition. The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) and generally requires that the number of Shares which have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer representing at least a majority of the Shares then issued and outstanding on a fully-diluted basis. The Offer is also subject to other conditions as set forth in Section 15 (“Certain Conditions to the Offer”) in the Offer to Purchase.

Concurrently with the execution of the Merger Agreement, Pfizer entered into a Tender Agreement with Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg, dated as of November 15, 2007 (the “Tender Agreement”). In the Tender Agreement, Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represent approximately 27% of the outstanding Shares.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, indirectly wholly owned by Pfizer. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Coley, Pfizer or the Purchaser, or any direct or indirect wholly-owned subsidiary thereof, all of which will be cancelled and retired and shall cease to exist), will be converted into the right to receive $8.00 or any greater per Share price paid in the Offer net in cash. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Coley Board of Directors, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the stockholders of the Company, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, December 28, 2007, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser may without the prior written consent of Coley, (i) extend the Offer, if at the scheduled Expiration Date any specified conditions to the obligation to purchase the Shares have not been satisfied or waived, for one or more periods of not more than ten days each, until such time as such conditions are satisfied or waived, (ii) extend the Offer for one or more periods if required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, not more than the period or periods required by such rule, regulation, interpretation or position, or (iii) extend the Offer for one or more periods for an aggregate period of not more than (20) twenty business days beyond the latest expiration date permitted under clause (i) and (ii) above if, on such expiration date, there have not been tendered that number of Shares which would equal more than 90% of the issued and outstanding Shares on a fully-diluted basis. If the Purchaser extends the Offer pursuant to clause (iii), the Purchaser shall waive during such extension the conditions to its obligation to purchase the Shares set forth in Section 15 of the Offer other than the conditions in paragraphs (a), (b) and (d) thereof and the Minimum Condition. Notwithstanding the foregoing, the Merger Agreement provides that Pfizer and the Purchaser may, without the consent of Coley, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. In addition, the Purchase Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of Coley. If on the Expiration Date any applicable waiting period under the HSR Act, any applicable law of Germany regulating competition, merger control or exchange controls or any other applicable foreign laws regulating competition, antitrust, investment or exchange controls has not expired or terminated, the Purchaser shall, if requested to do so by Coley, extend the expiration date of the Offer for up to ten (10) business days. In addition, if the Minimum Condition or the conditions set forth in paragraphs (a) or (b) of Section 15 of the Offer have not been satisfied on any expiration date of the Offer, then the Purchaser shall, and Pfizer shall, if requested to do so by Coley, cause the Purchaser to, extend the Offer one time for a period of up to ten (10) business days.

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain tendered, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during the subsequent offering period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 29, 2007. If the initial offering period has expired and the Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020

November 30, 2007

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